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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            U.S. Energy Systems, Inc.
                                (Name of Issuer)

         Series A Convertible Preferred Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    902951102
                                 (CUSIP Number)



                                 David I. Faust
                         Faust, Rabbach & Oppenheim, LLP
                               488 Madison Avenue
                            New York, New York 10022
                                 (212) 751-7700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 23, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]


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                                  SCHEDULE 13D

000CUSIP No. 902951102


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1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Energy Systems Investors, LLC (I.D. No. Pending)
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2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3.             SEC USE ONLY


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4.             SOURCE OF FUNDS

                WC
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]


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6.             CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
               -----------------------------------------------------------------
               7.       SOLE VOTING POWER
                        1,000,000*
               -----------------------------------------------------------------
SHARES         8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING      -----------------------------------------------------------------
PERSON WITH    9.       SOLE DISPOSITIVE POWER

                        1,000,000*
               -----------------------------------------------------------------
               10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,000,000*
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

         100% of Series A Convertible Preferred Stock
         16.99% of Common Stock (assuming conversion into 1,000,000 of Common Stock
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  00
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14.      TYPE OF REPORTING PERSON*

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!








*250,000 shares of Series A convertible Preferred Stock, convertible into 1,000,000 shares of common stock, with the current power to vote as if converted.


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Item 1.  Security and Issuer

         This filing relates to Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") of U.S. Energy Systems Inc. (the "Issuer"). The Preferred Stock is convertible into Common Stock of the Issuer at the current conversion rate of four (4) shares of Common Stock for each share of Preferred Stock. The conversion rate is subject to change as provided in the Certificate of Designation of Series A Convertible Preferred Stock, a copy of which is annexed as Exhibit 1 (the "Certificate of Designation").

         The principal executive offices of the Issuer are at 515 North Flagler Drive, Suite 702, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

     (A) Energy Systems Investors LLC ("ESI") is a limited liability company formed under the laws of the State of Delaware.

         (B) ESI's principal business is investments. ESI's registered office is c/o National Registered Agents, Inc., 9 East Lockerman Street, Dover, Delaware. It also has an office at 450 Park Avenue, Suite 1000, New York, New York 10022.

         (C)      The managers of ESI are Lawrence I. Schneider and Henry
                  N. Schneider, both of whom have offices at 450 Park Avenue, Suite 1000, New York, New York 10022. Messrs.


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                  Schneiders' principal occupation is investing.  Henry N.
                  Schneider is the son of Lawrence I. Schneider.

         (D) During the past five years neither ESI, Lawrence I. Schneider nor Henry N. Schneider have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the past five years neither ESI, Lawrence I. Schneider nor Henry N. Schneider was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (F) Lawrence I. Schneider and Henry N. Schneider are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         ESI paid $9.00 per share, for a total of $2,250,000, for the 250,000 shares of Preferred Stock. The funds were contributed to ESI as capital by its members.

Item 4.  Purpose of Transaction

         ESI purchased the Preferred Stock as an investment. It has no current plans or proposals which relate to or would result in:

         (A) The acquisition by any person of additional securities of the Issuer, or the disposition of the Issuer (except that (i) subject to the approval of Issuer's shareholders, ESI may purchase up to 222,000 additional shares of Preferred Stock on or prior to May 22, 1999 at the same price and on the same terms and conditions under which it made the purchase reported by this filing, as contemplated in
                  Section 7(g) of the Subscription Agreement, a copy of which is annexed as Exhibit 2 (the "Subscription Agreement"); (ii) ESI may be granted additional shares of Preferred Stock under the circumstances set forth in
                  Section 7(h) of the Subscription Agreement; and (iii) ESI


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                  may receive shares of Common Stock as dividends on the
                  Preferred Stock pursuant to Section 3 of the Certificate of Designation);

         (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the Issuer has agreed to appoint Lawrence I. Schneider to the Board of Directors effective as of March 23, 1998, to nominate him for a three year term as a director at the next election of directors, and to appoint him as Chairman of the Executive Committee);

         (E) Any material change in the present capitalization or dividend policy of the Issuer (other than the creation and issuance of the Preferred Stock);

         (F) Any other change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (G) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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         (I)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (J)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         On March 23, 1998, ESI bought 250,000 shares of Preferred Stock from the Issuer. The acquisition was for cash in a private transaction. The Preferred Stock is convertible on a one-for-four basis into 1,000,000 shares of Common Stock (such ratio is subject to adjustment as provided in the Certificate of Designation). The Issuer reported 4,885,628 shares of Common Stock outstanding as of October 31, 1997. Accordingly, if the Preferred Stock were fully converted, ESI would hold 16.99% of all of the outstanding Common Stock.

         The Preferred Stock has voting rights equal to the number of shares of Common Stock into which it is convertible. Messrs. Schneider, as the managers of ESI, have the sole right to exercise such voting power.

Item 6. Contracts, Agreements, Undertakings or Relationships with Respect to Securities of the Issuer

         The Preferred Stock and its holder have the various rights and preferences as described in the Certificate of Designation (Exhibit 1).

         The Preferred Stock was acquired by ESI pursuant to the Subscription Agreement (Exhibit 2).

         The holder of the Preferred Stock has registration rights described in a Registration Rights Agreement, a copy of which is annexed as Exhibit 3.


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Item 7.  Exhibits

         1. Certificate of Designation of Series A Convertible Preferred Stock of U.S. Energy Systems, Inc.

         2.       Subscription Agreement dated as of March 20, 1998.

         3.       Registration Rights Agreement dated as of March 20, 1998.





                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.


                                    ENERGY SYSTEMS INVESTORS,LLC



Date: March 27, 1998                By: /s/ Lawrence I. Schneider
                                    -----------------------------
                                            Lawrence I. Schneider
                                            Manager




Date: March 27, 1998                By: /s/ Henry N. Schneider
                                    --------------------------
                                            Henry N. Schneider
                                            Manager


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                                 EXHIBIT INDEX



   Exhibit No.                         Description

         1 Certificate of Designation of Series A Convertible Preferred Stock of U.S. Energy Systems, Inc.

         2             Subscription Agreement dated as of March 20, 1998.

         3             Registration Rights Agreement dated as of March 20, 1998.